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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)


                               Electrosource, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    286150206
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          Corporate Secretary, Electrosource, Inc., 2809 Interstate 35
                 South, San Marcos, Texas 78666 (512) 753-6559
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                      August 31, 1999, September 29, 1999,
                     October 27, 1999 and December 30, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].


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                                 AMENDMENT NO. 8
                                       TO
                                  SCHEDULE 13D

1.       Names of Reporting Persons

         KAMKORP LIMITED

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            -----------

         (b)     X
            -----------

3.       SEC Use Only
                     ------------------------------------------

4.       Source of Funds (See Instructions)   WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                      ------------------

6.       Citizenship or Place of Organization  ENGLAND

7.       Sole Voting Power   12,000,000

8.       Shared Voting Power  NONE

9.       Sole Dispositive Power  12,000,000

10.      Shared Dispositive Power  NONE

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         12,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                       ------

13.      Percent of Class Represented by Amount in Row (11)  72.0%

14.      Type of Reporting Person (See Instructions)  CO

1.       Names of Reporting Persons

         KAMAL SIDDIQI

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            -----------

         (b)     X
            -----------

3.       SEC Use Only
                     ------------------------------------------

4.       Source of Funds (See Instructions)   WC (OF KAMKORP LIMITED)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                      ------------------

6.       Citizenship or Place of Organization  INDIAN

7.       Sole Voting Power   NONE

8.       Shared Voting Power  NONE

9.       Sole Dispositive Power  NONE

10.      Shared Dispositive Power  NONE

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  0

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)    X
                       -------

13.      Percent of Class Represented by Amount in Row (11)  0

14.      Type of Reporting Person (See Instructions)  IN



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                                 AMENDMENT NO. 8
                                       TO
                                  SCHEDULE 13D

         This Amendment No. 8 (this "Amendment") supplements the statement on
Schedule 13D filed with respect to an event occurring on June 2, 1998 and filed by Kamkorp Limited ("Kamkorp"), Kamal Siddiqi, Clifford Graham Winckless and Roger Geoffrey Musson on June 12, 1998 (the "Initial Filing") relating to the common stock, par value $1.00 per share ("Common Stock") of Electrosource, Inc., a Delaware corporation ("Electrosource"). Capitalized terms used herein without definition have the same meanings attributed to them in the Initial Filing.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On August 31, 1999, Kamkorp acquired from the issuer 280,000 shares of Common Stock of Electrosource for $280,000. On September 29, 1999, Kamkorp acquired from the issuer 400,000 shares of Common Stock of Electrosource for $400,000. On December 30, 1999, Kamkorp acquired from the issuer 800,000 shares of Common Stock of Electrosource (together with the 280,000 shares acquired on 8/31/99 and the 400,000 shares acquired on 9/29/99, the "Reported Shares") for $800,000. The source of funds for the purchase of the Reported Shares is working capital of the Kamkorp Limited consolidated group.

ITEM 4.           PURPOSE OF TRANSACTION

         (a) On August 31, 1999, September 29, 1999 and December 30, 1999, Kamkorp purchased 280,000, 400,000 and 800,000, respectively, of the Reported Shares pursuant to notices transmitted to Electrosource from Kamkorp as contemplated by the Option and the Second Option (described below). The acquisition of the 280,000 of the Reported Shares on August 31, 1999, 400,000 of the Reported Shares on September 29, 1999 and 173,500 of the Reported Shares on December 30, 1999, took place under the terms of the Option and constituted 853,500 of the 3,000,000 shares subject to the Option. The acquisition of 626,500 of the Reported Shares on December 30, 1999, took place under the terms of the Second Option. The purchase of the Reported Shares is part of a series of contemplated transactions that have resulted in the acquisition of control of Electrosource.

               In addition to its rights under the Option, Kamkorp and the issuer executed an additional option agreement dated as of October 27, 1999 (the "Second Option"), pursuant to which Kamkorp is entitled to purchase an additional 3,000,000 shares of Common Stock of Electrosource at a price of $1.00 per share.


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The Second Option grants Kamkorp the right to purchase up to 2,000,000 shares of
Common Stock on or before April 27, 2000, up to 500,000 additional shares of Common Stock on or before July 27, 2000, and up to 500,000 additional shares of Common Stock on or before October 27, 2000, for a total of 3,000,000 shares. These shares are in addition to those acquired and that may be acquired pursuant to the Option. Of the shares purchased on December 30, 1999, 626,500 of those shares were purchased under the Second Option; therefore, 1,373,500 shares remain eligible for purchase under the Second Option on or before April 27, 2000. Assuming full exercise of the Option and the Second Option, Kamkorp will obtain approximately 72.0% of the voting securities of Electrosource.

         (e) The purchase of the Reported Shares are expected to have a material effect on the capitalization of Electrosource. Kamkorp has no present plan to seek a change in Electrosource's dividend policy.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a)   See Item 4.

         (b)   See Item 4.

         (c)   See Item 4.



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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Kamkorp Limited and Kamal Siddiqi agree to the filing of this combined report.


 /s/ Kamal Siddiqi
--------------------------
By:  Kamal Siddiqi
Chairman, Kamkorp Limited
Date: January 18, 2000

 /s/ Kamal Siddiqi
--------------------------
By:  Kamal Siddiqi
Date: January 18, 2000

 /s/ Clifford Winckless
--------------------------
By: Clifford Winckless
Date: January 18, 2000

 /s/ Roger Musson
--------------------------
By:  Roger Musson
Date: January 18, 2000




Schedule 13D Amendment No. 8